

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Via E-mail
Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
2747 Paradise Road Unit 1103
Las Vegas, NV 89109

  Re: Cardiff International, Inc.
    Revised Information Statement on Schedule 14C
    Filed August 2, 2013
    File No. 000-49709

Dear Mr. Thompson:

  We have reviewed your response letter dated September 20, 2013. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated September 9, 2013.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state that prior to your advisory meeting, one of your non-affiliate shareholders contacted several of your shareholders with the suggestion to restructure the Company. You also state that the non-affiliated shareholder's recommendations were welcomed by the contacted shareholders and that such shareholders requested that you adopt "the plan to restructure." Please clarify the specific proposals the non-affiliated investor proposed to you and your shareholders during the advisory meeting.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor